UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001- 39258

METEN EDTECHX EDUCATION GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On July 8, 2021, Meten EdtechX Education Group Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), announced that the underwriter of its previously announced underwritten public offering has exercised, in part, its over-allotment option after purchasing an additional 2,000,000 ordinary shares of the Company, par value $0.0001 per share, at a price of $1.00 per ordinary share (the “Option Shares”). Total gross proceeds to the Company from the offering, including the funds received from the prior closing and partial exercise of this option, are $42 million, before deducting underwriting discounts, commissions and other offering expenses payable by the Company.

The Company issued press releases on July 8, 2021 to announce the exercise and closing of the over-allotment option. Copy of the press release is furnished herewith as Exhibit 99.1.

The Option Shares were registered under the Company’s registration statement on Form F-3 (File No. 333-256087), filed with the Securities and Exchange Commission on May 13, 2021 and was declared effective on May 21, 2021 (the “Registration Statement”). A final prospectus supplement to the Registration Statement was filed with the Securities and Exchange Commission on May 25, 2021.

A copy of the opinion of Conyers Dill& Pearman, as special counsel in the Cayman Islands to the Company, regarding the legality of the issuance and sale of the Option Shares is attached hereto as Exhibit 5.1.

This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This current report on form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-256087) and Form S-8 (File No. 333-251806 and File No. 333-248883).

Exhibits

Exhibit No.	Description
5.1	Opinion of Conyers Dill & Pearman
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
99.1	Press Release – Meten EdtechX Education Group Ltd. Announces Exercise and Closing of Underwriter’s Over-Allotment Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 8, 2021

Meten EdtechX Education Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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